FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Aleafia Health Inc. (the “Company”)
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver British Columbia V6C 2B5

Item 2 — Date of Material Change

April 10, 2018

Item 3 — News Release

The press releases disclosing the material change were released on April 12, 2018 through the facilities of CNW.

Item 4 — Summary of Material Change

On April 12, 2018, the Company, announced that it has welcomed experienced Master Horticulturalist, Lucas Escott to its team. Escott joins the Company with the intention of driving the expansion of the Company’s existing Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR) licensed facility. The Company has also retained the services of Hybrid Financial Ltd. (“Hybrid Financial”), 1830012 Ontario Ltd. o/a Circadian Group, Ltd. (“Circadian”) and Stampede Group Inc. (“Stampede”) for various strategic investor relations and promotional activities. The initiatives include marketing, distribution and branding services for the Company with a focus on elevating the Company’s profile in the investment and cannabis community.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On April 12, 2018, the Company, announced that it has welcomed experienced Master Horticulturalist, Lucas Escott to its team. Escott joins the Company with the intention of driving the expansion of the Company’s existing Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR) licensed facility. The Company has also retained the services of Hybrid Financial, Circadian and Stampede for various strategic investor relations and promotional activities. The initiatives include marketing, distribution and branding services for the Company with a focus on elevating the Company’s profile in the investment and cannabis community.

Pursuant to the agreement with Hybrid Financial, Hybrid Financial will receive a monthly fee of $15,000. The agreement commenced April 10, 2018, for an initial term of three months, following which the agreement may be renewed by the Company on further period of three months. After the renewal period, the agreement will automatically terminate unless further renewed no less than 15 days prior to the end of the renewal period. The Company also granted Hybrid Financial 1,000,000 stock options at $1.25 per share for a 5 year term which vest quarterly over a 12 month period. All vested options shall be eligible for exercise for a period ended 12 months following termination of the agreement. The agreement is subject to the approval of the TSX Venture Exchange.

Pursuant to the agreement with Circadian, Circadian will receive a cash fee of $25,000 for month 1, $10,000 a month for months 2-6, $25,000 for month 7 and $10,000 a month for months 8-12. The Company also granted Circadian 100,000 stock options at $1.25 per share which vest quarterly over a 12 month period. The agreement is subject to the approval of the TSX Venture Exchange..

Pursuant to the agreement with Stampede, Stampede will receive a cash fee of $60,000 over a 6 month period. The Company also granted Dimitri Soudas, director, officer and principal shareholder of Stampede, 200,000 stock options at $1.25 per share which vest quarterly over a 12 month period. The agreement is subject to the approval of the TSX Venture Exchange.

5.2 — Disclosure for Restructuring Transactions

N/A

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this report.

Item 8 — Executive Officer

Raf Souccar
Chief Executive Officer
416-860-5665

Item 9 — Date of Report

April 12, 2018